UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

iBio, Inc.

(Name of Issuer)

Common Stock, par value $.001

(Title of Class of Securities)

45107K102

(CUSIP Number)

Carl DeSantis
c/o CDS International Holdings, Inc.
3299 NW 2nd Ave
Boca Raton, FL 33431
(561) 705-0394

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

CDS International Holdings, Inc.
Attn: William Milmoe
3299 NW 2nd Ave
Boca Raton, FL 33431

November 18, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

1.	NAME OF REPORTING PERSON **Carl DeSantis**
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) **00**
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION **United States**

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER **6,125**
	8.	SHARED VOTING POWER **5,008,748**
	9.	SOLE DISPOSITIVE POWER **6,125**
	10.	SHARED DISPOSITIVE POWER **5,008,748**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **5,014,873**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **6.97%**
14.	TYPE OF REPORTING PERSON (see instructions) **IN**

1.	NAME OF REPORTING PERSON **DeSantis Revocable Trust**
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) **00**
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION **Florida**

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER **0**
	8.	SHARED VOTING POWER **2,211,479**
	9.	SOLE DISPOSITIVE POWER **0**
	10.	SHARED DISPOSITIVE POWER **2,211,479**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **2,211,479**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **3.08%**
14.	TYPE OF REPORTING PERSON (see instructions) **OO**

1.	NAME OF REPORTING PERSON **CD Financial, LLC**		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐		
3.	SEC USE ONLY		
4.	SOURCE OF FUNDS (see instructions) **00**		
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐		
6.	CITIZENSHIP OR PLACE OF ORGANIZATION **Florida**		

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER **0**
	8.	SHARED VOTING POWER **1,530,563**
	9.	SOLE DISPOSITIVE POWER **0**
	10.	SHARED DISPOSITIVE POWER **1,530,563**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **1,530,563**	
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐	
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **2.13%**	
14.	TYPE OF REPORTING PERSON (see instructions) **OO**	

Item 1. Security and Issuer.

This Amendment No. 3 updates and amends certain information initially reported in the Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission on June 13, 2013, as amended by Amendment No. 1 dated August 13, 2013and Amendment No. 2 dated September 19, 2014, by Carl DeSantis, CD Financial, LLC and the DeSantis Revocable Trust (the "Schedule 13D") in connection with the ownership of shares of common stock, par value $0.001 per share (the "Common Stock") of iBio, Inc., a Delaware corporation (the "Issuer"), by Carl DeSantis, the DeSantis Revocable Trust and CD Financial, LLC ("CD Financial"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Schedule 13D.

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

All of the securities reported on this Statement owned by Carl DeSantis and CD Financial, LLC were acquired as a result of the spin-off (the "Spin-Off") of the Issuer from Integrated BioPharma, except for 63,100 shares of Common Stock acquired by CD Financial subsequent to the Spin-Off in August 2010 in a private transaction. The shares of the Issuer were distributed to all of the stockholders of record of Integrated BioPharma as of August 12, 2008. Integrated BioPharma's stockholders received one Share of the Issuer's Common Stock for every one share of Integrated BioPharma common stock owned by them at the close of business on August 12, 2008. The date of distribution of the Issuers Common Stock was August 18, 2008.

1,098,219 shares of the securities reported on this Statement owned by the DeSantis Revocable Trust were acquired by DeSantis Revocable Trust from CDS Group Holdings, LLC ("CDS Group") in a private transaction in August 2008. CDS Group acquired such securities as a result of the Spin-Off. 1,113,260 shares of the securities reported on this Statement owned by the DeSantis Revocable Trust were acquired by DeSantis Revocable Trust in July 2013 in a private transaction for a purchase price of $0.52 per share.

Except as provided in the preceding paragraph, no funds or other consideration was used by any of the Reporting Persons to acquire the shares subject hereof, and no funds or other consideration were borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the shares subject hereto.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)   The Reporting Persons may be deemed to have beneficial ownership of 5,014,873 shares of Common Stock of the Issuer, representing approximately 6.97% of the Issuer's outstanding shares of Common Stock (the percentage of shares owned being based upon 71,901,358 shares outstanding on November 14, 2014 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed with the Securities and Exchange Commission on November 14, 2014). The percentage of ownership reported above in this Item 5(a) was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(b)   Carl DeSantis holds sole voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 6,125 shares of Common Stock. CD Financial owns 1,530,563 shares of Common Stock, of which

Carl DeSantis may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) by virtue of the fact that he has the power to make decisions at CD Financial. Carl DeSantis may additionally be deemed to share beneficial ownership as well as voting and dispositive power with the DeSantis Revocable Trust with respect to 2,947,749 shares of Common Stock as Carl DeSantis is the trustee of the DeSantis Revocable Trust. As a holder of greater than 10% of the outstanding shares of Integrated BioPharma, Carl DeSantis may also be deemed to share beneficial ownership of the 1,266,706 shares held by Integrated BioPharma.

CD Financial holds shared voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 1,530,417 shares of Common Stock. CD Financial may be deemed to share beneficial ownership as well as voting and dispositive power with respect to such Common Stock with Carl DeSantis who has the power to make decisions at CD Financial.

The DeSantis Revocable Trust holds shared voting and dispositive power with respect to, and directly beneficially owns in the aggregate, 2,947,749 shares of Common Stock. The DeSantis Revocable Trust may be deemed to share beneficial ownership as well as voting and dispositive power with respect to such Common Stock with Carl DeSantis, who is the trustee of the DeSantis Revocable Trust.

(c)   Carl DeSantis and CD Financial have not effected any transaction in the Common Stock of the Issuer directly owned by them in the past sixty days. The DeSantis Revocable Trust has effected the following transactions in the Common Stock of the Issuer within the past sixty days:

(i)   On October 6, 2014 the DeSantis Revocable Trust sold 65,330 shares of Common Stock of the Issuer in a private sale for a sale price of $0.89 per share.
(ii)   On October 10, 2014 the DeSantis Revocable Trust sold 100,000 shares of Common Stock of the Issuer in a private sale for a sale price of $1.02 per share.
(iii)   On October 13, 2014 the DeSantis Revocable Trust sold 50,000 shares of Common Stock of the Issuer in a private sale for a sale price of $2.33 per share.
(iv)   On October 14, 2014 the DeSantis Revocable Trust sold 6,572 shares of Common Stock of the Issuer in a private sale for a sale price of $1.74 per share.
(v)   On October 16, 2014 the DeSantis Revocable Trust sold 93,428 shares of Common Stock of the Issuer in a private sale for a sale price of $1.83 per share.
(vi)   On October 16, 2014 the DeSantis Revocable Trust sold 100,000 shares of Common Stock of the Issuer in a private sale for a sale price of $1.83 per share.
(vii)   On October 17, 2014 the DeSantis Revocable Trust sold 100,000 shares of Common Stock of the Issuer in a private sale for a sale price of $2.56 per share.
(viii)   On November 11, 2014 the DeSantis Revocable Trust sold 100,000 shares of Common Stock of the Issuer in a private sale for a sale price of $1.25 per share.

(d)   With the exception of the 1,266,706 shares held by Integrated BioPharma, of which Carl DeSantis may be deemed to share beneficial ownership, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Statement.

(e)   Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 2014   /s/Carl DeSantis
                                            Carl DeSantis, individually

                                            DeSantis Revocable Trust
Dated: November 18, 2014   By: /s/Carl DeSantis
                                            Name: Carl DeSantis
                                            Title: Trustee

                                            CD Financial, LLC

Dated: November 18, 2014   By: /s/Carl DeSantis
                                            Name: Carl DeSantis
                                            Title: Manager